Exhibit (14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use and to the incorporation by reference in this Registration Statement on Form N-14, to be filed on or about March 27, 2018, of Lord Abbett Investment Trust (the “Registration Statement”) of our reports dated January 26, 2018 and relating to the financial statements and financial highlights of Lord Abbett Multi-Asset Focused Growth Fund and Lord Abbett Multi-Asset Growth Fund, a series of Lord Abbett Investment Trust, for the year ended November 30, 2017.

We also consent to the references to us under the headings “Financial Highlights” and “Representations and Warranties” (paragraphs 4.1(f) and 4.2(h)) in the Form of Agreement and Plan of Reorganization included in Appendix A of the Combined Prospectus/Proxy Statement and on the cover page of the Statement of Additional Information, dated May 11, 2018, both of which are part of the Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

March 27, 2018